GEODYNE ENERGY INCOME PROGRAMS
                             SAMSON PLAZA, TWO W. SECOND STREET
                                    TULSA, OK 74103-3103
                           918/583-1791 - 888-GEODYNE
                           E-MAIL: geodyne@samson.com
                                FAX: 918/591-1747

January 28, 2000                       Re:  1999 Year-End Estimated Valuation


Dear Geodyne Energy Income Program Unit Holder:

As in past years, Geodyne is providing you with the following information relating to the 1999 year-end estimated valuations for your Geodyne Energy Income Programs. Enclosed with this letter is a schedule showing your Geodyne partnership investments, your investment amount, the current estimated valuation, 1999 cash distributions and cumulative cash distributions to date.

Requirements For A Year-End Valuation

As you know, the Geodyne Energy Income Programs are partnerships designed for long-term holding. Since the units are not traded on any organized stock exchange, only a limited number of interests in the programs change hands during the year. The values for securities other than partnerships are generally obtained by looking at secondary market trading prices as quoted on the stock exchanges. Limited partnerships are generally illiquid and were never intended to, and do not, trade regularly or in any established market. As a result, prices obtained in isolated secondary market transactions may not be a reliable indicator of the value of this investment.

While noting this valuation difficulty, under the regulations of the Internal Revenue Service (the "IRS Regulations"), IRA custodians are required to provide year-end values for all securities held in their clients' IRAs. Given the obligations under the IRS Regulations and certain provisions of the Partnership prospectuses, Geodyne is providing to you and requesting brokerage firms and other custodians a December 31, 1999, estimated value for each partnership. The estimates are based upon the methodology explained below. While independent engineers have reviewed the properties associated with at least 80% of the estimated value of the proved producing reserves in each partnership, the estimated valuations were not prepared by a third party appraiser.

Please note that your brokerage firm or other custodian may be relying on the estimates herein or estimates determined by some other party to meet any IRS reporting requirements, which




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estimates may differ from the estimates reported herein. You should discuss with your custodian (not Geodyne) any questions you have about estimates communicated by that custodian.

Calculating the Estimated Valuation

The main component of the estimated valuation is the present value of the future cash flow estimated to be received from producing the remaining proved oil and natural gas reserves. Present value means discounting future cash flow to today to recognize that a dollar received in the future is worth less than a dollar received today. In addition, the estimated valuation includes any material balance sheet items (cash on hand and gas balancing liabilities). The valuation does not include a deduction for future partnership general and administrative expenses.

For determining the present value of future cash flow, pricing guidelines and a time value discount rate set forth by the Securities and Exchange Commission for financial reporting purposes ("SECPV10") were used. Under these guidelines, year-end prices received for oil and gas are used for the life of the production. Therefore, there is no escalation for prices or production costs, except for assured contractual gas pricing escalations (which are insignificant for the Geodyne partnerships). The December 31, 1999, calculations are based on estimated average prices of $22.75 per barrel of oil and $2.24 per thousand cubic feet of gas. (This compares to $9.50 per barrel and $2.03 per thousand cubic feet of gas used for the 1998 Year-End Estimates.) Future net cash flow is then discounted to a present value at a 10% annual rate.

THESE ESTIMATES "DO NOT" REFLECT CASH DISTRIBUTIONS RECEIVED TO DATE. ESTIMATED VALUATIONS ARE NOT INDICATIVE OF WHAT FUTURE CASH DISTRIBUTIONS TO UNIT HOLDERS WILL BE. THE ESTIMATES DO NOT NECESSARILY REFLECT WHAT COULD BE RECEIVED SHOULD A UNIT HOLDER DECIDE TO SELL HIS OR HER UNITS ON THE SECONDARY MARKET OR IF THE PARTNERSHIP WAS LIQUIDATED. SINCE THE ESTIMATES ARE BASED UPON ASSUMPTIONS CONCERNING FUTURE OIL AND GAS PRICES AND REMAINING RESERVE VOLUMES, THEY ARE NECESSARILY INHERENTLY IMPRECISE. UNIT HOLDERS SHOULD ALSO NOTE THAT THE ESTIMATED VALUATIONS ARE NOT ADJUSTED DURING THE YEAR FOR PRODUCTION, PRICING CHANGES, CASH DISTRIBUTIONS, ETC.

Reasons For Year to Year Changes In Estimates

In all of the Geodyne Programs, 1999 year-end estimated valuations are higher than the 1998 year-end estimates. This is primarily due to the significantly higher oil and natural gas prices in effect on December 31, 1999 compared to December 31, 1998. Actual future prices received by the Programs will likely be different



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from  (and may be lower  than)  the  prices in  effect  on  December  31,  1999.
Primarily due to heating season demand, year-end prices in many years have tended to be higher, and, in some cases significantly higher, than the yearly average price actually received by the Programs for at least the year following the year-end valuation date.

Although the vast majority of partnership reserves are proved, and therefore less likely to fluctuate significantly, all reserves and evaluations are estimates subject to many judgmental factors. Additional factors that can result in year to year changes in the estimates of the remaining oil and natural gas reserve quantities and the value of such reserves based on a cash flow analysis include:

          - Estimates by engineers can vary from year to year, based on the inherent impreciseness of estimating reserves in the ground.
          - Improved oil and gas prices can increase estimates of economically recoverable reserves while lower prices can decrease such estimates. Price changes also directly impact estimates of future cash flow.
          - A longer performance history of wells provides more accurate data for calculating reserve quantities.
          - Mechanical difficulties at the well site can prohibit production
          - Newly drilled wells near partnership wells can drain reserves that would otherwise be produced by partnership wells.
          - Successful development drilling and enhancement projects can add to existing reserves.

Please contact Geodyne Investor Services at the letterhead address or telephone number if you have any questions regarding this letter.

Sincerely,


//s//  Dennis R. Neill

Dennis R. Neill
President
Geodyne Resources, Inc.

Enclosure